Morgan Stanley & Co. LLC

April 16, 2012

H. Roger Schwall

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E. Washington, D.C. 20549

Re:	SandRidge Mississippian Trust II
Registration Statement on Form S-1
Registration No. 333-178894

SandRidge Energy, Inc.
Registration Statement on Form S-3
Registration No. 333-178894-1

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement and pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise that as of the date hereof, 3,792 copies of the Preliminary Prospectus dated April 6, 2012 have been distributed to prospective underwriters, institutional investors, retail investors and others.

The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-referenced Registration Statement, as amended, be accelerated to 2:00 p.m., Eastern time, on April 17, 2012 or as soon thereafter as practicable.

Very truly yours,

Morgan Stanley & Co. LLC

Raymond James & Associates, Inc.

Merrill Lynch, Pierce, Fenner & Smith

Incorporated

As Representatives of the Several Underwriters

Morgan Stanley & Co. LLC

By:	/s/ Ashley MacNeill
Name: Ashley MacNeill
Title: Vice President